Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-211367

February 7, 2018

TransMontaigne Partners L.P.

TLP Finance Corp.

$300,000,000 6.125% Senior Notes due 2026

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated January 31, 2018 relating to these securities. Certain terms reflected in such preliminary prospectus supplement are superseded below.

Issuers:	TransMontaigne Partners L.P. TLP Finance Corp.
Guarantors:	All existing subsidiaries that guarantee TransMontaigne Partners L.P.’s revolving credit facility and certain future subsidiaries
Security Description:	6.125% Senior Notes due 2026
Distribution:	SEC Registered
Principal Amount:	$300,000,000
Maturity:	February 15, 2026
Coupon:	6.125%
Public Offering Price:	100%, plus accrued interest, if any, from February 12, 2018, if settlement occurs after that date
Gross Proceeds:	$300,000,000, plus accrued interest, if any, from February 12, 2018, if settlement occurs after that date
Yield to Maturity:	6.125%
Spread to Treasury:	T + 334.6 bps
Benchmark:	1.625% UST due February 15, 2026
Interest Payment Dates:	February 15 and August 15
Commencing:	August 15, 2018
Equity Clawback:

At any time prior to February 15, 2021, the Issuers may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 106.125% of the principal amount with an amount of cash not greater than the net cash proceeds from certain equity offerings.

Optional Redemption:	Callable, on or after the following dates, and at the following prices:

	Date	Price
	February 15, 2021	104.594%
	February 15, 2022	103.063%
	February 15, 2023	101.531%
	February 15, 2024 and thereafter	100%

Make-Whole Call:	At any time prior to February 15, 2021, the Issuers may redeem all or a part of the notes at a redemption price equal to the greater of 101% or make-whole at T+50 bps
Change of Control:	Investor put at 101% of principal plus accrued and unpaid interest
CUSIP:	89376VAA8
ISIN:	US89376VAA89
Minimum Allocations:	$2,000
Increments:	$1,000
Trade Date:	February 7, 2018
Settlement Date:	February 12, 2018 (T+3)
Joint Book Runners:	RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC
Co-Managers:	U.S. Bancorp Investments, Inc. PNC Capital Markets LLC ABN AMRO Securities (USA) LLC BMO Capital Markets Corp. BBVA Securities Inc.
Pro Forma Ratio of Earnings to Fixed Charges:

After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to fixed charges on a pro forma basis would have been 3.3x for the nine months ended September 30, 2017 and 2.9x for the year ended December 31, 2016.

Settlement Date

Delivery of the notes will be made against payment therefor on or about February 12, 2018, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

No PRIIPs KID — No PRIIPs key information document (“KID”) has been prepared as not available to retail in EEA.

The Issuers have filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling RBC Capital Markets, LLC at 1-866-375-6829.